UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of September, 2021

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____     Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________      No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________      No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1. Minutes of the Extraordinary General Shareholders’ Meeting held on September 30, 2021
2. Notice to Shareholders

  ULTRAPAR PARTICIPAÇÕES S.A.

CNPJ Nr. 33.256.439/0001-39	NIRE 35.300.109.724

  Minutes of the Extraordinary General Shareholders’ Meeting
  held on September 30, 2021

  Date, Time and Location:

  On September 30, 2021, at 2:00 pm, exclusively in digital form, pursuant to the terms of article 4, §2, item I, and article 21-C, §§2 and 3, of the CVM Instruction Nr. 481, of December 17, 2009, as amended (“ICVM 481”). In accordance with the terms of article 4, §3, of ICVM 481, this Extraordinary General Shareholders’ Meeting of Ultrapar Participações S.A. (“Meeting” and the “Company”, respectively) was considered as held at the Company’s headquarters, located at Brigadeiro Luís Antônio Avenue, Nr. 1,343, 9th floor, in the City and State of São Paulo, Zip Code 01317-910.

  Attendance:

  Shareholders representing 41.3% of the Company’s capital stock attended this Meeting, as verified in the records of the electronic remote attendance system provided by the Company, pursuant to article 21-V, item III, of ICVM 481.

  Also attended the meeting: (i) the Chairman of the Board of Directors of the Company, Mr. Pedro Wongtschowski; (ii) the Chief Executive Officer and the Chief Financial and Investor Relations Officer of the Company, Mr. Frederico Pinheiro Fleury Curado and Mr. Rodrigo de Almeida Pizzinatto, respectively, and (iii) Mr. Flávio Cesar Maia Luz, Chairman of the Fiscal Council of the Company.

  Publications:

  Call Notice: Published in the newspapers “Diário Oficial do Estado de São Paulo” (Official Gazette of the State of São Paulo) and “Valor Econômico” on August 30, September 1 and September 2, 2021.

  Chairman and Secretary of the Meeting:

  Chairman – Luiz Antonio de Sampaio Campos. Secretary – André Brickmann Areno.

  Agenda:

  Formalize to holders of shares issued by the Company the offering of right of first refusal for purposes of the: (i) subscription of redeemable common shares, Classes A, B, C, D, E and F, all nominative and with no par value (“New Shares”), issued by Oxiteno S.A. – Indústria e Comércio (“Oxiteno”), a privately-held company, enrolled with the CNPJ under Nr. 62.545.686/0001-53, and (ii) acquisition of existing common and nominative shares, with no par value and without specific class issued by Oxiteno (“Existing Shares”), proportionally to the respective equity interests held in the Company’s capital stock, at the same prices and under the same conditions set forth in the Share Purchase and Sale Agreement entered into on August 15, 2021 (“Agreement”), as described in the Material Notice disclosed by the Company on August 16, 2021.

  Discussed Matters:

                  The reading of the documents related to the matters to be discussed in this Meeting was unanimously waived by those in attendance, as they are fully known to the shareholders. Following, the drawing up of these minutes in summary form was approved by unanimous vote of  those present, as authorized by article 130, §1, of Law Nr. 6,404/76 (“Brazilian Corporate Law”), and its publication was authorized with the omission of shareholders’ signatures, pursuant to §2 of the same article, with the manifestations of the shareholders received by the Secretary of the Meeting and duly filed in the Company's headquarters.

                  It was clarified that the shareholders of the Company, under the terms and for the purposes of article 253, items I and II, of the Brazilian Corporate Law, are entitled to the rights of first refusal in the (i) subscription of the New Shares, and (ii) acquisition of Existing Shares of Oxiteno, a wholly-owned subsidiary of the Company (the “Rights of First Refusal”).

           The Company’s shareholders will have 30 (thirty) days to, proportionally to their respective interest in the Company's capital stock at the end of the trading session on September 30, 2021, and under the provisions below, (i) subscribe to, at least, 36,457,574 and, at most, 42,891,264 New Shares; and (ii) acquire 35,102,127 Existing Shares.

  Under the terms set forth in the Agreement, the subscription of the New Shares and the acquisition of the Existing Shares represent a single and undividable transaction, so that the shareholders shall not either subscribe the New Shares or acquire the Existing Shares nor determine the proportion of the exercise between the New Shares or Existing Shares, being obligated to exercise their Rights of First Refusal in relation to the New Shares and Existing Shares collectively and based on the proportion set forth below.

  Accordingly, the shareholders that chose to exercise their Rights of First Refusal shall acquire 0.818398054205164 Existing Share for each New Share subscribed by the shareholders and vice-versa, subject to preclusion of their Rights of First Refusal, and (i) subscribe to 0.039416139109966 New Share for each common share of the Company and (ii) acquire 0.032258091551877 Existing Share for each common share of the Company.

  The possible fractions of New Shares and Existing Shares resulting from the exercise of Rights of First Refusal shall be rounded (i) upwards, to the nearest whole number, if the resulting fraction is equal to or above 0.5 of share, or (ii) downwards, to the nearest whole number, if the resulting fraction is below 0.5 of share. There will be no rights of subscription or acquisition of leftovers (i.e. non-subscribed New Shares and non-acquired Existing Shares through the Rights of First Refusal) of New Shares and Existing Shares, respectively.

              All information related to the exercise of the Rights of First Refusal, such as deadlines, terms, conditions and price, were made available to shareholders in the Management Proposal for this Meeting, were clarified within the scope of the Meeting and/or will be timely disclosed to shareholders by means of a Notice to Shareholders or a Market Announcement, as applicable.

  General Notes and Closing:

  The Chairman of the Meeting registered that the proceedings of the Meeting have been recorded, and the recording will be filed at the Company's headquarters, pursuant to the terms of article 21-E, sole paragraph, of ICVM 481.

  There being no further matters to discuss, the Meeting was concluded and these Minutes were drawn up, which were approved by those in attendance, through the digital platform for remote participation, who are considered signatory to these minutes pursuant to the terms of article 21-V, §1 and §2 of ICVM 481.

  CHAIRMAN AND SECRETARY ATTENDING BY DIGITAL PARTICIPATION, PURSUANT TO THE TERMS OF ARTICLE 21-C, §5, OF ICVM 481:

  Chairman: Mr. Luiz Antonio de Sampaio Campos.

  Secretary: Mr. André Brickmann Areno.

  SHAREHOLDERS ATTENDING BY DIGITAL PARTICIPATION, PURSUANT TO THE TERMS OF ARTICLE 21-V, §1, OF ICVM 481:

  ULTRA S.A. PARTICIPAÇÕES

  PARTH DO BRASIL PARTICIPAÇÕES LTDA.

  BETTINA IGEL HOFFENBERG

  JENNINGS LUIS IGEL HOFFENBERG

  PEDRO IGEL DE BARROS SALLES

  THE BANK OF NEW YORK ADR DEPARTMENT

  PATRIA PRIVATE EQUITY VI FIP MULTIESTRATEGIA

  PATRIA PRIVATE EQUITY VI FEEDER - FIP MULTIESTRATEGIA

  PATRIA PIPE MASTER FUNDO DE INVESTIMENTO EM AÇÕES

  ASCESE FUNDO DE INVESTIMENTO EM ACOES

  DYNAMO COUGAR MASTER - FIA

  DYNA III FUNDO DE INVESTIMENTO EM ACOES - INVESTIMENTO NO EX

  DYNAMO BRASIL III LLC

  DYNAMO BRASIL VI LLC

  DYNAMO BRASIL I LLC

  DYNAMO BRASIL V LLC

  DYNAMO BRASIL VIII LLC

  DYNAMO BRASIL IX LLC

  DYNAMO BRASIL XIV LLC

  DYNAMO BRASIL XV LP

  CAISSE DE DEPOT ET PLACEMENT DU QUEBEC

  CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM

  CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM

  CHANG HWA CO BANK, LTD IN ITS C AS M CUST OF N B FUND

  COMMONWEALTH SUPERANNUATION CORPORATION

  CUSTODY B. OF J. LTD. RE: STB D. E. E. F. I. M. F.

  EMERGING MARKETS EQUITY FUND

  FUTURE FUND BOARD OF GUARDIANS

  QSUPER

  SCHWAB EMERGING MARKETS EQUITY ETF

  SCHWAB FUNDAMENTAL EMERG0ING MARKETS LARGE COMPANY INDEX ETF

  SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND

  STICHTING PENSIOENFONDS ING

  STICHTING PENSIOENFONDS RAIL AND OPENBAAR VERVOER

  FLORIDA RETIREMENT SYSTEM TRUST FUND

  OTHER ATTENDANCES:

  Pedro Wongtschowski, as Chairman of the Board of Directors of the Company.

  Frederico Pinheiro Fleury Curado, as Chief Executive Officer of the Company.

  Rodrigo de Almeida Pizzinatto, as Chief Financial and Investor Relations Officer of the Company.

  Flávio Cesar Maia Luz, as Chairman of the Fiscal Council of the Company.

  This document should not be construed as an offer to sell or solicitation of an offer to purchase securities issued by the Company or Oxiteno, or an offer, solicitation or sale of securities issued by the Company or Oxiteno in any state or jurisdiction in which such an offer, solicitation or sale will be unlawful.

  The Rights of First Refusal in relation to the shares issued by Oxiteno have not been, and will not be, registered under the Securities Act of 1933, as amended (“Securities Act”) or any other U.S. federal or state securities laws, and such securities may not be offered, sold, pledged or otherwise transferred in the United States or to U.S. persons, unless such offer or sale is exempt from, or not subject to, registration under the Securities Act and any applicable securities laws of the states of the United States.

  ULTRAPAR PARTICIPAÇÕES S.A.

  NOTICE TO SHAREHOLDERS

  Rights of First Refusal – Oxiteno

  São Paulo, September 30, 2021 – Ultrapar Participações S.A. (B3: UGPA3 / NYSE: UGP, “Company”) informs that, on this date, at 2:00 p.m., the Company’s extraordinary general shareholders’ meeting was held to offer to its shareholders the rights of first refusal, proportionally to their respective interest in the Company’s capital stock, for (i) the subscription of redeemable common shares, Classes A, B, C, D, E and F, all nominative and with no par value (“New Shares”), which rights are described in Exhibit I, issued by Oxiteno S.A. – Indústria e Comércio (“Oxiteno”), a privately-held company, enrolled with the CNPJ under Nr. 62.545.686/0001-53, and (ii) the acquisition of existing common and nominative shares, with no par value and without specific class issued by Oxiteno (“Existing Shares”), under the terms and for the purposes of article 253, items I and II, of the Law 6,404/76 (“Rights of First Refusal”), at the same prices and under the same conditions set forth in the Share Purchase and Sale Agreement entered into on August 15, 2021 (“Agreement”), between the Company, as the seller, and Tereftálicos Indústria e Participações Ltda. and Indorama Ventures Spain Sociedad Limitada, subsidiaries of Indorama Ventures PLC, as the purchasers (“Purchasers”), which defined the terms and conditions for the subscription of new shares and the acquisition, by the Purchasers, of shares representing up to 100% (one hundred percent) of the total and voting capital stock of Oxiteno, a wholly-owned subsidiary of the Company (the “Transaction”), as described in the Material Notice disclosed by the Company on August 16, 2021.

  Are offered to the Company’s shareholders (i) at least, 36,457,574 and, at most, 42,891,264 New Shares; and (ii) 35,102,127 Existing Shares, equivalent, together, to 100% of the total and voting stock capital of Oxiteno. The Rights of First Refusal shall be ensured to the shareholders holding the shares issued by the Company at the end of the trading session of September 30, 2021, in which case the shares issued by the Company shall be traded ex-Rights of First Refusal as of October 1, 2021, including.

  The Rights of First Refusal shall be ensured at the proportion of 0.071674230661843 share of Oxiteno for each common share issued (and existing on this date) by the Company, being: (i) 0.039416139109966 New Share for each common share issued by the Company and owned by the shareholders, with due regard to the apportionment into different classes as set forth in item 1.1 of Exhibit II; and (ii) 0.032258091551877 Existing Share for each common share issued by the Company and owned by the shareholders. Accordingly, the shareholders that choose to exercise their Rights of First Refusal shall acquire 0.818398054205164 Existing Share for each New Share by the shareholders and vice-versa, subject to preclusion of the Rights of First Refusal.

  The possible fractions of New Shares and Existing Shares resulting from the exercise of the Rights of First Refusal shall be rounded (a) upwards, to the nearest whole number, if the resulting fraction is equal to or above 0.5 of share, or (b) downwards, to the nearest whole number, if the resulting fraction is below 0.5 of share. There will be no rights of subscription or acquisition of leftovers (i.e. non-subscribed New Shares and non-acquired Existing Shares through the Rights of First Refusal) of New Shares and Existing Shares, respectively.

  The subscription price per share is of US$ 17.8358 per New Share, free and clear of all withholdings and/or deductions, by virtue of the taxes and/or costs of any nature for which the Purchasers are deemed responsible (“Final Subscription Price per Share”). On the other hand, the purchase price of the Existing Shares is of US$ 17.8358 per share issued by Oxiteno, subject to adjustments under the terms set forth in the Agreement and free and clear of all withholdings and/or deductions, by virtue of the taxes and/or costs of any nature for which the Purchasers are deemed responsible (“Final Purchase Price per Share”), of which, subject to the abovementioned adjustments, US$ 13.5626 per share of Oxiteno shall be paid on the closing date of the Transaction (“Closing Date”) and US$ 4.2732 shall be paid on the second anniversary of the Closing Date (“Second Installment Date”).

  Considering that the Final Subscription Price per Share and the Final Purchase Price per Share were expressed in US dollars, to be converted into Brazilian Reais, under the terms set forth in Exhibit II, based, as applicable, on the Closing Exchange Date and the Exchange Rate of the Second Installment Date, which will not be known upon the exercise of the Rights of First Refusal, the shareholders that intend to exercise their Rights of First Refusal shall exercise such rights based on the exchange rate from US$ to R$ of 5.27594 (“Exchange Rate of the Rights of First Refusal”).

  Accordingly, considering the Exchange Rate of the Rights of First Refusal and in accordance with the subsequent adjustment referred to below, the shareholders that choose to exercise their Rights of First Refusal, shall, initially, on the exercise date:

  (i)             For the subscription of a New Share, deposit, on behalf of Oxiteno, in the current account indicated in Exhibit III of the Term of Exercise of Rights of First Refusal available on the Company's website, the amount of R$ 94.1006, free and clear of all withholdings and/or deductions, by virtue of the taxes and/or costs of any nature for which the shareholder is deemed responsible (“Initial Subscription Price per Share”); and

  (ii)      For the acquisition of an Existing Share, deposit, on behalf of the Company (as described below), in the current account(s) indicated in Exhibit III of the Term of Exercise of Rights of First Refusal available on the Company's website, the amount of R$ 94.1006, free and clear of all withholdings and/or deductions, by virtue of the taxes and/or costs of any nature for which the shareholder is deemed responsible (“Initial Purchase Price per Share”), of which R$ 71.5555 shall correspond to the upfront installment (“Upfront Initial Purchase Price per Share”) and R$ 22.5451 shall correspond to the deferred installment (“Initial Deferred Purchase Price per Share”).

  The total effective amount to be paid by the shareholders due to the exercise of their Rights of First Refusal shall be rounded (i) upwards, to the nearest amount of cents of Brazilian Real, if the resulting fraction is equal to or above R$ 0.005, or (ii) downwards, to the nearest whole number, if the resulting fraction is below R$ 0.005.

  Under the terms and conditions applicable to the Transaction, including the indication of guarantors in relation to the payment of the price (including the Final Deferred Purchase Price per Share, as defined in item 2.2 of Exhibit II), the shareholders that have exercised the Rights of First Refusal shall: (i) deposit 100% of the Initial Purchase Price per Share in cash, in which case the portion corresponding to the Initial Deferred Purchase Price per Share will be held in an escrow account to guarantee the payment of the Final Deferred Purchase Price per Share, or (ii) deposit the Upfront Initial Purchase Price per Share in cash and provide a bank guarantee in the amount equivalent to the Initial Deferred Purchase Price per Share in order to guarantee the payment of the Final Deferred Purchase Price per Share on the Second Installment Date.

  In addition, the Company clarifies that, considering that the value of the Final Subscription Price per Share and the Upfront Estimated Purchase Price per Share (as defined in Exhibit II) are subject to (a) the variation of the US dollar against the Brazilian Real on the date of definition of the Exchange Rate of the Rights of First Refusal and the completion of the Transaction and the payment of the Upfront Estimated Purchase Price per Share and the Final Subscription Price per Share, as well as (b) the terms, conditions, deadlines and adjustment procedures set forth in the Agreement and summarized in Exhibit II, in the event: (i) the Final Subscription Price per Share is higher than the Initial Subscription Price per Share; and/or (ii) the Upfront Estimated Purchase Price per Share is higher than the Upfront Initial Purchase Price per Share (as defined in Exhibit II), the shareholders shall, within five (5) business days counted from the disclosure date of the Final Subscription Price per Share and the Upfront Estimated Purchase Price per Share, (a) supplement, as applicable, the Initial Subscription Price per Share and/or the Upfront Initial Purchase Price per Share, by paying the difference, respectively, to Oxiteno and/or the Company, subject to forfeit the preclusion of the respective Rights of First Refusal (“Additional Exercise Price”), or (b) waive the exercise of the Rights of First Refusal (failure to supplement according to item “a” above shall constitute waiver).

  Similarly, in the event: (i) the Final Subscription Price per Share is lower than the Initial Subscription Price per Share; and/or (ii) the Upfront Estimated Purchase Price per Share is lower than the Upfront Initial Purchase Price per Share, Oxiteno and the Company, respectively, shall return the difference to the shareholders that have exercised the Rights of First Refusal, as timely informed.

  The lack of full payment of the Final Subscription Price per Share or the Upfront Estimated Purchase Price per Share, as applicable, by any shareholder that has declared the intention to exercise the Rights of First Refusal under the terms informed in this Notice to Shareholders or the non-compliance with any of the applicable terms and conditions for the exercise of the Rights of First Refusal, as informed in the Management’s Proposal for the Extraordinary General Shareholders’ Meeting held on September 30, 2021, or in this Notice to Shareholders, shall imply in the preclusion of the Rights of First Refusal granted to the respective shareholder, with the refund of any paid amounts.

  The other terms and conditions for the payment of the Final Subscription Price per Share and the Final Purchase Price per Share set forth in the Agreement, in addition to the price adjustment procedures adopted in the calculation of the Final Subscription Price per Share and the Final Purchase Price per Share, are summarized in Exhibit II.

  The shareholders shall exercise the Rights of First Refusal within 30 (thirty) days, from October 5, 2021, inclusive, to November 3, 2021, inclusive. The Rights of First Refusal will be credited to shareholders under the ticker UGPA1 and may be freely assigned by the Company's shareholders to third parties, under the terms of article 171, §6, of Law No. 6,404/76, therefore, it is recommendable that the shareholders who wish to negotiate such Rights of First Refusal need to proceed in advance with the necessary measures to allow that any acquired rights may still be exercised within the legal term.

  The shareholders under the custody of B3 S.A. – Brasil, Bolsa, Balcão (“B3”), whose shares are deposited in the Central Depositary of Assets , shall receive the respective Rights of First Refusal through the custody agents, in accordance with the rules defined by the Central Depositary of Assets and in conformity with the terms and conditions defined in this Notice to Shareholders. The Rights of First Refusal may be traded in the stock exchange, from October 5, 2021, inclusive, to October 28, 2021, inclusive (“Negotiation Period of the Rights of First Refusal”).

  The shareholders may voluntarily transfer the Rights of First Refusal to Banco Bradesco S.A. until November 1, 2021. In any case, after the close of trading session of such date, B3 shall automatically transfer the Rights of First Refusal granted to all shareholders to Banco Bradesco S.A., in conformity with the procedure described below.

  The shareholders holding the Company’s shares under the custody of Banco Bradesco S.A., which intend to negotiate the Rights of First Refusal, shall request to Banco Bradesco S.A. the issuance of the respective term of assignment of Rights of First Refusal. The term of assignment of Rights of First Refusal shall be delivered to Banco Bradesco S.A., duly registered with the notary office, accompanied by the Documents referred to below.

  Whatever the case may be, the Rights of First Refusal shall be exercised by the shareholders exclusively through the bookkeeping by Banco Bradesco S.A., which is the depositary of the Company’s shares, in any of the Brazilian branches of Banco Bradesco S.A., upon presentation of the exercise term of the Rights of First Refusal (available at the Company’s website), duly signed and registered with the notary office, accompanied by the documents below (“Documents”), as applicable (“Term for the Exercise of the Rights of First Refusal”):

    Individual: (i) identity card (RG or RNE); and (ii) CPF.
    Legal entity: (i) registered copy of the agreement or restated bylaws; (ii) CNPJ; (iii) registered copy of the corporate documents that prove the powers of the signatory of the subscription bulletin; and (iv) registered copy of RG or RNE, CPF and proof of residence of the signatory(ies). Additional documents may be required from foreign investors.
    Representation by Proxy: power-of-attorney with specific powers, accompanied by the abovementioned documents, as the case may be, of the grantor and attorney-in-fact.

  The addresses of the branches of Banco Bradesco S.A. may be obtained in the bank’s website: www.bradescocustodia.com.br or by telephone (+55 11) 3684-4522.

  The signature of the Term for the Exercise of the Rights of First Refusal shall represent the irrevocable and unconditional intention of the signatory to, respectively, subscribe and acquire New Shares and Existing Shares under such term, in which case the signatory shall be subject to the irrevocable and unconditional obligation to perform the payment of the corresponding amount on the date of the signature and comply with the other obligations for the exercise of the Rights of First Refusal, under the terms and conditions defined in this Notice to the Shareholders.

  The shareholders shall fill in the Term for the Exercise of the Rights of First Refusal and inform the number of New Shares and Existing Shares to be subscribed and acquired, respectively, based on the respective equity interest held in the Company’s capital stock at the end of the trading session of September 30, 2021 and/or any rights acquired by the exerciser, as applicable. Any eventual requests for the exercise of the Rights of First Refusal stating a number of shares greater than those to which the signatory of the Term for the Exercise of the Rights of First Refusal is entitled to shall be disregarded, and it shall legally operate as a waiver and forfeiture by the exerciser of its Rights of First Refusal.

  The Rights of First Refusal shall not be exercised by the holders of the American Depositary Receipts (“ADRs”), under the custody of Bank of New York Mellon, in accordance with the deposit agreement of September 16, 1999, entered into by the Company and the Bank of New York Mellon.

  The effective receipt of the New Shares and Existing Shares, in connection with the exercise of the Rights of First Refusal, is subject to the completion of the Transaction, and will be carried out on the date to be subsequently disclosed by the Company through a Notice to the Shareholders.

  Finally, the Company informs that Oxiteno is a privately-held company and does not have marketable securities admitted for trading in the securities market (stock exchange or over-the-counter market). Accordingly, Oxiteno’s shares have limited liquidity and shall remain as such upon completion of the Transaction, as informed by the Purchasers.

  Summary Table

Rights of First Refusal
Ownership basis entitled to the Rights of First Refusal.	September 30, 2021
Exercise Period of the Rights of First Refusal.	October 5, 2021 (inclusive) to November 3, 2021 (inclusive)

  São Paulo, September 30, 2021

  Rodrigo de Almeida Pizzinatto
  Chief Financial and Investors Relations Officer

  This document should not be construed as an offer to sell or solicitation of an offer to purchase securities issued by the Company or Oxiteno, or an offer, solicitation or sale of securities issued by the Company or Oxiteno in any state or jurisdiction in which such an offer, solicitation or sale will be unlawful.

  The Rights of First Refusal in relation to the shares issued by Oxiteno have not been, and will not be, registered under the Securities Act of 1933, as amended (“Securities Act”) or any other U.S. federal or state securities laws, and such securities may not be offered, sold, pledged or otherwise transferred in the United States or to U.S. persons, unless such offer or sale is exempt from, or not subject to, registration under the Securities Act and any applicable securities laws of the states of the United States.

  EXHIBIT I
  Characteristics of New Shares

  Words, expressions and abbreviations in capital letters not expressly defined in this Exhibit I shall have the meanings attributed to them in the Management’s Proposal for the Extraordinary General Shareholders’ Meeting held on September 30, 2021 (“Meeting”).

    Number and Classes of New Shares

  According to the terms set forth in the Extraordinary General Shareholders’ Meeting of Oxiteno held on August 30, 2021, the issuance of, at least, 36,457,574 and, at most, 42,891,264 new shares issued by Oxiteno, all nominative and with no par value, redeemable and distributed between Classes A, B, C, D, E and F of Oxiteno (“New Shares”) was approved, as described below:

Class	New Shares
	Minimum	Maximum
Class A	6,076,263	7,148,544
Class B	6,076,263	7,148,544
Class C	6,076,262	7,148,544
Class D	6,076,262	7,148,544
Class E	6,076,262	7,148,544
Class F	6,076,262	7,148,544
TOTAL	36,457,574	42,891,264

        Characteristics of the Classes of New Shares

    2.1.        Class A

Voting Rights:	Each Class A share shall entitle the respective holder to one vote at Oxiteno’s shareholders’ meetings.
Redemption:

    Each Class A share may be redeemed by Oxiteno, without the need of prior approval by the holders of said class of shares, under the terms set forth in article 44 of the Brazilian Corporate Law, upon payment of the amount in Brazilian Reais effectively corresponding to the Final Subscription Price per Share. Oxiteno may perform the payment in cash or upon delivery of assets.

Redemption Period:	The Class A shares may be redeemed by Oxiteno from March 31, 2022 to December 1, 2027 (“Redemption Period of Class A Shares”).
Partial Redemption:

    During the Redemption Period of Class A Shares, in the event the redemption does not comprise the total Class A new shares, Oxiteno may perform the partial redemption by drawing set forth in article 44, §4, of the Brazilian Corporate Law.

Conversion:

    Before the termination of the Redemption Period of Class A Shares, Oxiteno may convert the Class A shares in common shares without specific class, upon approval of the majority of the Class A shares. After the termination of the Redemption Period of Class A Shares, each Class A share shall be automatically converted, by Oxiteno, in common shares without specific class of Oxiteno. The conversion ratio, under any circumstance, is 1 Class A share for 1.05 common share without specific class.

    2.2.         Class B

Voting Rights:	Each Class B share shall entitle the respective holder to one vote at Oxiteno’s shareholders’ meetings.
Redemption:

    Each Class B share may be redeemed by Oxiteno, without the need of prior approval by the holders of said class of shares, under the terms set forth in article 44 of the Brazilian Corporate Law, upon payment of the amount in Brazilian Reais effectively corresponding to the Final Subscription Price per Share. Oxiteno may perform the payment in cash or upon delivery of assets.

Redemption Period:	The Class B shares may be redeemed by Oxiteno from March 31, 2022 to December 1, 2032 (“Redemption Period of Class B Shares”).
Partial Redemption:

    During the Redemption Period of Class B Shares, in the event the redemption does not comprise the total Class B new shares, Oxiteno may perform the partial redemption by drawing set forth in article 44, §4, of the Brazilian Corporate Law.

Conversion:

    Before the termination of the Redemption Period of Class B Shares, Oxiteno may convert the Class B shares in common shares without specific class, upon approval of the majority of the Class B shares. After the termination of the Redemption Period of Class B Shares, each Class B share shall be automatically converted, by Oxiteno, in common shares without specific class of Oxiteno. The conversion ratio, under any circumstance, is 1 Class B share for 1.10 common share without specific class.

    2.3.         Class C

Voting Rights:	Each Class C share shall entitle the respective holder to one vote at Oxiteno’s shareholders’ meetings.
Redemption:

    Each Class C share may be redeemed by Oxiteno, without the need of prior approval by the holders of said class of shares, under the terms set forth in article 44 of the Brazilian Corporate Law, upon payment of the amount in Brazilian Reais effectively corresponding to the Final Subscription Price per Share. Oxiteno may perform the payment in cash or upon delivery of assets.

Redemption Period:	The Class C shares may be redeemed by Oxiteno from March 31, 2022 to December 1, 2037 (“Redemption Period of Class C Shares”).
Partial Redemption:

    During the Redemption Period of Class C Shares, in the event the redemption does not comprise the total Class C new shares, Oxiteno may perform the partial redemption by drawing set forth in article 44, §4, of the Brazilian Corporate Law.

Conversion:

    Before the termination of the Redemption Period of Class C Shares, Oxiteno may convert the Class C shares in common shares without specific class, upon approval of the majority of the Class C shares. After the termination of the Redemption Period of Class C Shares, each Class C share shall be automatically converted, by Oxiteno, in common shares without specific class of Oxiteno. The conversion ratio, under any circumstance, is 1 Class C share for 1.15 common share without specific class.

    2.4.         Class D

Voting Rights:	Each Class D share shall entitle the respective holder to one vote at Oxiteno’s shareholders’ meetings.
Redemption:

    Each Class D share may be redeemed by Oxiteno, without the need of prior approval by the holders of said class of shares, under the terms set forth in article 44 of the Brazilian Corporate Law, upon payment of the amount in Brazilian Reais effectively corresponding to the Final Subscription Price per Share. Oxiteno may perform the payment in cash or upon delivery of assets.

Redemption Period:	The Class D shares may be redeemed by Oxiteno from March 31, 2022 to December 1, 2042 (“Redemption Period of Class D Shares”).
Partial Redemption:

    During the Redemption Period of Class D Shares, in the event the redemption does not comprise the total Class D new shares, Oxiteno may perform the partial redemption by drawing set forth in article 44, §4, of the Brazilian Corporate Law.

Conversion:

    Before the termination of the Redemption Period of Class D Shares, Oxiteno may convert the Class D shares in common shares without specific class, upon approval of the majority of the Class D shares. After the termination of the Redemption Period of Class D Shares, each Class D share shall be automatically converted, by Oxiteno, in common shares without specific class of Oxiteno. The conversion ratio, under any circumstance, is 1 Class D share for 1.20 common share without specific class.

    2.5.         Class E

Voting Rights:	Each Class E share shall entitle the respective holder to one vote at Oxiteno’s shareholders’ meetings.
Redemption:

    Each Class E share may be redeemed by Oxiteno, without the need of prior approval by the holders of said class of shares, under the terms set forth in article 44 of the Brazilian Corporate Law, upon payment of the amount in Brazilian Reais effectively corresponding to the Final Subscription Price per Share. Oxiteno may perform the payment in cash or upon delivery of assets.

Redemption Period:	The Class E shares may be redeemed by Oxiteno from March 31, 2022 to December 1, 2047 (“Redemption Period of Class E Shares”).
Partial Redemption:

    During the Redemption Period of Class E Shares, in the event the redemption does not comprise the total Class E new shares, Oxiteno may perform the partial redemption by drawing set forth in article 44, §4, of the Brazilian Corporate Law.

Conversion:

    Before the termination of the Redemption Period of Class E Shares, Oxiteno may convert the Class E shares in common shares without specific class, upon approval of the majority of the Class E shares. After the termination of the Redemption Period of Class E Shares, each Class E share shall be automatically converted, by Oxiteno, in common shares without specific class of Oxiteno. The conversion ratio, under any circumstance, is 1 Class E share for 1.25 common share without specific class.

    2.6.         Class F

Voting Rights:	Each Class F share shall entitle the respective holder to one vote at Oxiteno’s shareholders’ meetings.
Redemption:

    Each Class F share may be redeemed by Oxiteno, without the need of prior approval by the holders of said class of shares, under the terms set forth in article 44 of the Brazilian Corporate Law, upon payment of the amount in Brazilian Reais effectively corresponding to the Final Subscription Price per Share. Oxiteno may perform the payment in cash or upon delivery of assets.

Redemption Period:	The Class F shares may be redeemed by Oxiteno from March 31, 2022 to December 1, 2052 (“Redemption Period of Class F Shares”).
Partial Redemption:

    During the Redemption Period of Class F Shares, in the event the redemption does not comprise the total Class F new shares, Oxiteno may perform the partial redemption by drawing set forth in article 44, §4, of the Brazilian Corporate Law.

Conversion:

    Before the termination of the Redemption Period of Class F Shares, Oxiteno may convert the Class F shares in common shares without specific class, upon approval of the majority of the Class F shares. After the termination of the Redemption Period of Class F Shares, each Class F share shall be automatically converted, by Oxiteno, in common shares without specific class of Oxiteno. The conversion ratio, under any circumstance, is 1 Class F share for 1.30 common share without specific class.

    ** ** **

    EXHIBIT II
    Price per Share, Final Price per Share and Conditions Precedent

    Words, expressions and abbreviations in capital letters not expressly defined in this Exhibit II shall have the meanings attributed to them in the Management’s Proposal for the Extraordinary General Shareholders’ Meeting held on September 30, 2021 (“Meeting”).

      New Shares

    1.1.         Number and Characteristics of the New Shares

    According to the terms set forth in the Extraordinary General Shareholders’ Meeting of Oxiteno held on August 30, 2021, and to Exhibit I, the issuance of, at least, 36,457,574 and, at most, 42,891,264 new shares issued by Oxiteno, all nominative and with no par value, redeemable and distributed between Classes A, B, C, D, E and F of Oxiteno (“New Shares”) was approved.

    As far as possible, shareholders exercising their Rights of First Refusal will receive the same number of New Shares of each Class. In the event that, by virtue of the exercise of the Rights of First Refusal, the shareholder has subscribed a number of New Shares that is not a multiple number of 6 (“Non-multiple New Share”), the first Non-multiple New Share shall be a Class A New Share, if applicable, the second Non-multiple New Share shall be a Class B New Share, if applicable, the third Non-multiple New Share shall be a Class C New Share, if applicable, the fourth Non-multiple New Share shall be a Class D New Share, if applicable, and the fifth Non-multiple New Share shall be a Class E New Share.

    1.2.         Subscription Price per Share

    The subscription price per share was defined at US$ 17.8358, free and clear of all withholdings and/or deductions, by virtue of the taxes and/or costs of any nature for which the Purchasers are deemed responsible (“Final Subscription Price per Share”).

    The Final Subscription Price per Share shall be paid to Oxiteno in Brazilian Reais, based on the Pre-Closing Exchange Rate.

      Existing Shares

    2.1.         Number and Characteristics of the Existing Shares

    35,102,127 shares issued by Oxiteno, all nominative and with no par value, without defined class (“Existing Shares”), corresponding to 100% of the current capital stock, without considering the New Shares, shall be offered.

    2.2.        Purchase Price per Share

    The purchase price per share was, initially, defined at US$ 17.8358, free and clear of all withholdings and/or deductions, by virtue of the taxes and/or costs of any nature for which the Purchasers are deemed responsible (“Base Purchase Price per Share”).

    Such value was based on the Oxiteno’s enterprise value of US$ 1,300,000,000.00, which, added by the positive value of the Base Net Indebtedness based on the position of March 31, 2021, in the amount of US$ 91,074,782.67, minus the total subscription price of New Shares, in the amount of US$ 765,000,000.00, resulted in the equity value of US$ 626,074,782.67.

    Of the Base Purchase Price per Share, subject to the adjustments provided herein, the amount equivalent to US$ 13.5626 per share of Oxiteno shall be paid on the Closing Date (“Upfront Base Purchase Price per Share”), and US$ 4.2732 per share shall be paid on the Second Installment Date (“Final Deferred Purchase Price per Share”).

    The Upfront Estimated Purchase Price per Share (calculated as defined in item 3.2 below) shall be paid to the Company in Brazilian Reais, based on the Pre-Closing Exchange Rate, and the Final Deferred Purchase Price per Share shall be paid to the Company in Brazilian Reais, based on the Exchange Rate of the Second Installment Date.

      Price Adjustment Procedures

    The Base Purchase Price per Share may be adjusted according to the price adjustment procedures set forth in the Agreement and described below (“Price Adjustment Procedures”), which will result in the Estimated Total Purchase Price per Share and the Final Purchase Price per Share.

    3.1.             Defined Terms

“Base Working Capital”	means the working capital assumed to determine the purchase price.
“Final Working Capital”	means the working capital on the Closing Date, calculated based on the methodology, definition and calculation method described in the Agreement.
“Closing Date”	means the completion date of the Transaction.
“Business Day”

    means any day other than Saturday, Sunday or another day that the banks are obligated or authorized under the law to be closed in the City of São Paulo, State of São Paulo, Brazil, in the City of New York, New York, USA, or in the City of Bangkok, Thailand.

“Base Net Indebtedness”	means the positive amount equivalent to US$ 91,074,782.67, based on the position of March 31, 2021.
“Final Net Indebtedness”	means the net indebtedness on the Closing Date, calculated based on the methodology, definition and calculation method described in the Agreement.
“Exchange Rate of the Second Installment”

    means the foreign exchange rate PTAX for the conversion of US$ in R$ based on the arithmetic average between the purchase and sale foreign exchange rates for the closing of the business within the five Business Days immediately before the second anniversary of the Closing Date, as published in the Central Bank of Brazil’s website.

“Exchange Rate of Price Adjustment”

    means the foreign exchange rate PTAX for the conversion of US$ in R$ based on the arithmetic average between the purchase and sale foreign exchange rates for the closing of the business within the five Business Days immediately before the payment date of the Price Adjustment (as defined in item 3.4 below), as published in the Central Bank of Brazil’s website.

“Closing Exchange Rate”

    means the foreign exchange rate PTAX for the conversion of US$ in R$ based on the arithmetic average between the purchase and sale foreign exchange rates for the closing of the business on the Closing Date, as published in the Central Bank of Brazil’s website.

“Pre-Closing Exchange Rate”

    means the foreign exchange rate PTAX for the conversion of US$ in R$ based on the arithmetic average between the purchase and sale foreign exchange rates for the closing of the business within the five Business Days immediately before the Closing Date, as published in the Central Bank of Brazil’s website.

    3.2.             Preliminary Adjustment of Purchase Price

    Within 5 Business Days before the Closing Date, Oxiteno shall prepare and deliver to the Purchasers Oxiteno’s estimated balance sheet for the Closing Date (“Estimated Closing Balance Sheet”), in order to report, based on the methodology, definitions and calculation method described in the Agreement, the estimated net indebtedness and the estimated working capital of Oxiteno on the Closing Date (“Estimated Net Indebtedness” and “Estimated Working Capital”, respectively).

    If: (a) the Estimated Working Capital is higher than the Base Working Capital, the Base Purchase Price per Share shall be increased by an amount corresponding to such difference considered by share; (b) the Estimated Working Capital is lower than the Base Working Capital, the Base Purchase Price per Share shall be reduced by an amount corresponding to such negative difference considered by share; (c) the Estimated Net Indebtedness is higher than the Base Net Indebtedness, the Purchase Price shall be decreased by an amount corresponding to such difference considered by share; and (d) the Estimated Net Indebtedness is lower than the Base Net Indebtedness, the Purchase Price shall be increased by an amount corresponding to such difference considered by share (however the case may be, the “Estimated Total Purchase Price per Share”).

    Under all circumstances, the Final Deferred Purchase Price per Share shall be equivalent to US$ 4.2732 per Existing Share, in which case any positive or negative difference between the Base Purchase Price per Share and the Estimated Total Purchase Price per Share shall solely impact the portion payable on the Closing Date (such portion, the “Upfront Estimated Purchase Price per Share”).

    3.3.             Final Purchase Price

    The Estimated Total Purchase Price per Share shall be subject to additional adjustments, for purposes of determination of the final purchase price of the Oxiteno’s shares (the “Final Purchase Price per Share”). In this regard, within 90 days after the Closing Date, the Purchasers, with support from Oxiteno, shall prepare the Oxiteno’s balance sheet dated as of the Closing Date (“Closing Balance Sheet”), in order to confirm, based on the methodology, definitions and calculation method described in the Agreement, (i) the Final Net Indebtedness; and (ii) the Final Working Capital, and provide to the Company, within the same term, the statement including the Final Net Indebtedness and the Final Working Capital, accompanied by the Closing Balance Sheet (“Final Purchase Price Adjustment Statement”). However, as the case may be, the definition of the Final Purchase Price per Share shall be subject to the specific procedure for resolution of conflicts set forth in the Agreement.

    3.4.             Payment of the Final Purchase Price Adjustment

    If: (a) the Estimated Total Purchase Price per Share, converted into Brazilian Reais at the Exchange Rate of the Closing, multiplied by the total number of Existing Shares is R$ 1,000,000.00 higher or lower than (b) the Final Purchase Price per Share, converted into Brazilian Reais at the Exchange Rate of the Closing, multiplied by the total number of Existing Shares, the difference in US$ between the Estimated Total Purchase Price per Share and the Final Purchase Price per Share (“Price Adjustment”), shall be paid within 10 Business Days counted from the date of the final definition of the Final Purchase Price per Share, free and clear of all withholdings and/or deductions, by virtue of the taxes and/or costs of any nature for which the respective party is deemed responsible, as follows:

    (i)     If the Estimated Total Purchase Price per Share is lower than the Final Purchase Price per Share, an amount in R$ corresponding to the Price Adjustment multiplied by the total number of Existing Shares, converted into Brazilian Reais at the Exchange Rate of Price Adjustment, shall be paid by Oxiteno to the Company; or

    (ii)    If the Estimated Total Purchase Price per Share is higher than the Final Purchase Price per Share, an amount in R$ corresponding to the Price Adjustment multiplied by the applicable acquired number of Existing Shares, converted into Brazilian Reais at the Exchange Rate of Price Adjustment, shall be paid by the Company, proportionally to the number of Existing Shares acquired by each one of the Purchasers or the shareholders that have exercised the Rights of First Refusal and that have fully paid the Additional Exercise Price, to (i) the bank account informed by the Purchasers in the Agreement or the shareholders on the exercise date, or (ii) other bank accounts informed to the Company within, at least, 10 Business Days in advance from such payment.

      Interest Ratio between Ultrapar/Oxiteno’s Shares for the exercise of the Rights of First Refusal

    Each share issued by Ultrapar shall entitle the respective owner the right to acquire, upon exercise of the Rights of First Refusal, 0.039416139109966 New Shares and 0.032258091551877 Existing Shares. The possible fractions of New Shares and Existing Shares resulting from the exercise of Rights of First Refusal shall be rounded (i) upwards, to the nearest whole number, if the resulting fraction is equal to or above 0.5 of share, or (ii) downwards, to the nearest whole number, if the resulting fraction is below 0.5 of share. There will be no rights of subscription or acquisition of leftovers (i.e. non-subscribed New Shares and non-acquired Existing Shares through the Rights of First Refusal) of New Shares and Existing Shares, respectively.

      Application to the Company’s Shareholders

    The Company disclosed in this Exhibit II the terms applicable to the verification of the Final Subscription Price per Share, the Upfront Estimated Purchase Price per Share, the Final Purchase Price per Share and the Price Adjustment under the terms set forth in the Agreement.

    Considering the nature and the complexity of the calculations deemed necessary for the verification of these amounts, the Company shall timely inform the shareholders, through a Market Announcement, the Final Subscription Price per Share, the Upfront Estimated Purchase Price per Share, the Final Purchase Price per Share and the Price Adjustment.

      Conditions Precedent

    The closing of the Transaction is subject to the performance of certain conditions precedent for similar operations, such as the approval by the Brazilian Administrative Council of Economic Defense (Conselho Administrativo de Defesa Econômica - CADE) and other antitrust authorities.

    In addition, the Company emphasizes that, under the terms set forth in the Agreement and as an essential condition for implementation of the Transaction, if more than 9.99% of Oxiteno’s total shares are subject to the exercise of Rights of First Refusal, the Purchasers may terminate the Agreement without any penalties or fines in benefit of the Company and its shareholders. In this case, no share issued by Oxiteno shall be subscribed or sold to the Purchasers nor to the shareholders that have exercised their Rights of First Refusal, in which case the Company shall remain the owner of 100% of the Oxiteno’s shares. In this regard, the signatories of the Company’s Shareholders’ Agreement of the Company (executed on August 18, 2020) have already indicated that they will not exercise their Rights of First Refusal.

    ** ** **

    SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

    Date: September 30, 2021

ULTRAPAR HOLDINGS INC.
By: /s/ Rodrigo de Almeida Pizzinatto
Name: Rodrigo de Almeida Pizzinatto
Title: Chief Financial and Investor Relations Officer

    (Minutes of the Extraordinary General Shareholders’ Meeting held on September 30, 2021 and Notice to Shareholders)